PRESS RELEASE

Banro Identifies a New Gold Mineralized Zone and Provides
Updates on its Exploration Drilling Program at Namoya

Drilling at Namoya intersects further significant mineralization, including:

11.0 metres grading 4.73 g/t Au from 17.0 metres,
5.0 metres grading 21.05 g/t Au from 29.0 metres,
29.0 metres grading 1.80 g/t Au from 17.0 metres,
11.0 metres grading 4.37 g/t Au from 0.0 metres,
15.0 metres grading 2.23 g/t Au from 56.00 metres and
16.0 metres grading 3.00g/t Au from 6.0 metres.

New mineralized zone, Bulawayo, discovered at Namoya.

Toronto, Canada – March 29, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT- “BAA”; TSX – “BAA”) is pleased to announce the discovery of a new mineralized zone and to provide updates on its ongoing near-mine reverse circulation (RC) drilling program at its Namoya gold mine.

Commenting on these results, Banro President and CEO, John Clarke said, “We are excited by these significant intersections coming from the Namoya Summit Hanging Wall Zone and the Bulawayo Prospects. These intersections occur in similar geological settings to adjacent deposits and offer a good opportunity to replenish and grow our resources and reserves. We plan to carefully evaluate these zones of mineralization and update our year-end (2016) mineral resources and reserves.”

Interim Program Update

The current exploration drilling program at Namoya commenced in August 2016. The priorities were to grow Namoya’s mineral resources in the short term and to test new targets. In summary, the work focused on:

  Delineation and infill drilling of the recently discovered Namoya Summit Hanging Wall Zone (see Banro press release of February 24, 2016).
  Evaluation of the in-pit Inferred Mineral Resource for conversion into a higher confidence category for inclusion in the mining blocks at the Kakula and Muviringu deposits.
  Exploration drilling at the Bulawayo and Seketi targets, which led to the discovery of new zones of mineralization.

Following the said February 24, 2016 press release, 60 RC holes totaling 4,592 metres were drilled. An update of the interim drilling program is provided below.

Namoya Summit Hanging Wall Zone

RC drilling at the Namoya Summit Hanging Wall Zone continued to define the mineralization zones and is assisting with the definition of the resource. From August 2016, when drilling resumed at Namoya (and after the last news release on the Namoya Summit Hanging Wall Zone), 19 RC holes totaling 1,765.00 metres were drilled at the Namoya Summit Hanging Wall Zone. Overall, 30 RC holes totaling 2,626 metres were drilled at the hanging wall zone. Some of the significant intersections from the current program include the following:

Hole NRC180 intersected 3.00 metres grading 2.90 g/t Au from 50.00 metres and 2.00 metres grading 3.39 g/t Au from 72 metres,
Hole NRC181 intersected 26.00 metres grading 1.21 g/t Au from 55.00 metres,
Hole NRC183 intersected 11.00 metres grading 4.73 g/t Au from 17.00 metres,
Hole NRC185 intersected 4.00 metres grading 1.85 g/t Au from 38.00 metres,
Hole NRC193 intersected 4.00 metres grading 1.76 g/t Au from 66.00 metres and 6.00 metres grading 2.02 g/t Au from 102.00 metres,
Hole NRC195 intersected 4.00 metres grading 2.62 g/t Au from 101.00 metres,

Hole NRC196 intersected 2.00 metres grading 5.05 g/t Au from 14.00 metres, 5.00 metres grading 21.05 g/t Au from 29.00 metres, 6.00 metres grading 1.88 g/t Au from 67.00 metres and 7.00 metres grading 1.45 g/t Au from 79.00 metres.

A locality map of the reported drill holes can be found on the Company’s website at: https://www.banro.com/assets/docs/NamoyaSummitDrillholeLocationMap-Mar2017.pdf

Bulawayo and Seketi Exploration Drilling

Exploration drilling at the Bulawayo and Seketi targets led to the discovery of new zones of bedrock mineralization from previous auger drilling intersections. Seventeen (17) RC holes totaling 1,215 metres were drilled at the Bulawayo target and 7 RC holes totaling 502 metres were drilled at the Seketi target.

The Bulawayo prospect is located approximately 100 metres south of the Mwendamboko deposit, and is considered as a footwall zone of mineralization extending from the Muviringu deposit to the west. The Seketi prospect is located approximately 700 metres south of the Mwendamboko deposit. Significant intersections from the initial RC drilling program at Bulawayo and Seketi include the following:

  Hole NRC149 intersected 29.00 metres grading 1.80 g/t Au from 17.00 metres,
  Hole NRC157 intersected 3.00 metres grading 2.23 g/t Au from 58.00 metres,
  HoleNRC158 intersected 7.00 metres grading 4.91 g/t Au from 30.00 metres,
  Hole NRC159 intersected 11.00 metres grading 4.37 g/t Au from 0.00 metres,
  Hole NRC163 intersected 3.00 metres grading 4.46 g/t Au from 0.00 metres,
  Hole NRC159B intersected 11.00 metres grading 1.79 g/t Au from 0.00 metres,
  Hole NRC164 intersected 5.00 metres grading 2.13 g/t Au from 56.00 metres,
  Hole NRC168 intersected 11.00 metres grading 2.01 g/t Au from 43.00 metres,
  Hole NRC169 intersected 18.00 metres grading 1.62 g/t Au from 0.00 metres and 15.00 metres grading 2.23 g/t Au from 56.00 metres,
  Hole NRC176 intersected 5.00 metres grading 2.09 g/t Au from 37.00 metres.

A locality map of the reported drill holes can be found on the Company’s website at: https://www.banro.com/assets/docs/Bulawayo-SeketiProspectLocationMap-Mar2017.pdf

In-pit Resource Conversion Drilling

In-pit RC drilling at the Kakula and Muviringu deposits targeted zones with a paucity of information, categorised as inferred blocks and not accounted for as mineral reserve. The aim was to convert those zones to the Indicated Resource category for inclusion in the mine plan. Five (5) RC holes totaling 354 metres were drilled at Muviringu while 12 RC holes totaling 756 metres were drilled in the Kakula pit.

Significant mineralization intersections from the program include the following:

  Hole NRC139 intersected 16.00 metres grading 3.00 g/t Au from 6.00 metres,
  Hole NRC142 intersected 6.00 metres grading 1.61 g/t Au from 2.00 metres, 2.00 metres grading 5.36 g/t Au from 13.00 metres,
  Hole NRC150 intersected 12.00 metres grading 1.98 g/t Au from 48.00 metres and 21.00 metres grading 1.63 g/t Au from 67.00 metres,
  Hole NRC151 intersected 8.00 metres grading 1.78 g/t Au from 71.00 metres,
  Hole NRC153 intersected 6.00 metres grading 1.13 g/t Au from 89.00 metres.
  Hole NRC155 intersected 6.00 metres grading 2.11 g/t Au from 0.00 metres, and 7.00 metres grading 4.60 g/t Au from 46.00 metres.

Drilling inclinations ranged from -52° to -76° with the majority of holes inclined at -60°. RC holes were planned in fences spaced around 40 metres at Bulawayo and Seketi, while the Kakula, Muviringu and Namoya Summit Hanging Wall drilling used fences ranging from 15-40 metres. Drill azimuth was towards the 225° at the Namoya Summit, Kakula and Muviringu deposits and Bulawayo prospect. At Seketi, drilling was oriented at an azimuth of 45°. It is estimated that the true width of mineralization is approximately 85% of the mineralization intersections in the drill holes.

Results from the RC holes are tabulated in a table which can be accessed on the Company’s website at: https://www.banro.com/assets/docs/RC-intercections-Mar%20-2017.pdf

All RC samples for assaying were taken consistently at one-metre intervals and were riffle split with one-half of the sample placed in sealed bags and sent to the Company’s on-site sample preparation facility. The samples were then pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then sent to the on-site SGS Laboratory (independent of the Company) where the samples were analysed for gold by fire assay using a 50 gram charge. As part of the Company’s QA/QC procedures, reflecting internationally recognized standards, duplicates and blanks were inserted into the sample batches.

The RC drilling program is continuing and is intended to further define the Namoya Summit Hanging Wall mineralization zone, infill and define the Bulawayo and Seketi mineralization and complete in-pit resource conversion work at the Muviringu deposit. In the new resource targets, some diamond drilling to test deeper extensions of mineralization and provide structural control information will be undertaken using an in-house drill rig. The program will be planned using ongoing drilling information to allow for optimal evaluation.

The recently discovered Namoya Summit Hanging Wall Zone has been defined for approximately 700 metres along strike by auger drilling and recent 2015-2016 RC drilling. Two well defined zones occur in the northwest and southwest separated by a gap of information approximately 200 metres wide. The northwestern and southwestern zones each measure approximately 250 metres on strike and comprise two parallel mineralization zones dipping moderately to the northeast.

The Bulawayo prospect was discovered during a detailed auger drilling program of the area south of the Mwendamboko deposit, and immediately southeast of the Muviringu deposit. Previously, mineralization in the area was attributed to a regolith horizon of unconsolidated gravels and boulders, approximately 4.00 to 7.00 metres deep, forming the “mushroom” near surface expression over the Mwendamboko and Muviringu deposits. Auger mineralization intersections into bedrock below this zone prompted a review and planning of drilling in the prospect. Current work has demonstrated a NNW-SSE trending zone of mineralization that measures about 300 metres on strike by up to 100 metres in width, and indicates that the regolith mineralization occurrence is partly localized and not transported from the main Mwendamboko deposit.

The Seketi prospect is located approximately 700 metres south of Mwendamboko. The current focus of drilling is in the western part of the Seketi prospect, where follow-up auger drilling over gold in soil anomalies delineated an approximately 250 metre-long zone along strike by up to 70 metres in width. The area is an extension of the main Seketi mineralization zone where the current pit exists and the northern zone of the prospect which extends northwest towards the Bulawayo prospect. Geological interpretation defines an anticlinal feature between Bulawayo and the Seketi West area, with the Bulawayo metasediments generally dipping towards the northeast while at Seketi, the prominent dip is towards the southwest.

Qualified Person
The drilling results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, Democratic Republic of the Congo (“DRC”), under the supervision of Daniel K. Bansah, who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)), the Company's Head of Projects and Operations, and a "qualified person" (as such term is defined in National Instrument 43-101). Mr. Bansah has reviewed and approved this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 28, 2016 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com